

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2022

Hilton Schlosberg
Co-Chief Executive Officer
Monster Beverage Corporation
1 Monster Way
Corona, CA 92879

  Re: Monster Beverage Corporation
   Form 10-K for the Fiscal Year Ended December 31, 2020
   File No. 001-18761

Dear Ms. Schlosberg:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Matt Burroughs